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                              September 1, 2022

       Mark Zoldan
       Chief Financial Officer
       Marblegate Acquisition Corp.
       5 Greenwich Office Park, Suite 400
       Greenwich, CT 06831

                                                        Re: Marblegate
Acquisition Corp.
                                                            Form 10-K for the
year ended December 31, 2021
                                                            Filed on April 1,
2022
                                                            File No. 001-40862

       Dear Mr. Zoldan:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the year ended December 31, 2021

       General

   1. We note that the cover page of your Form 10-K does not include the address and phone number of your
principal executive offices. In future periodic filings, please revise the cover page to provide
this information as required by the form.
   2. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties
with a non-U.S. person. If so, please revise your disclosure in future filings to include
disclosure that addresses how this fact could impact your ability to complete your initial
business combination. For instance, discuss the risk to investors that you may not be able to
complete an initial business combination with a U.S. target
                                                        company should the
transaction be subject to review by a U.S. government entity, such as the Committee on
Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose
that as a result, the pool of potential targets with which you could complete an initial
business combination may be limited. Further, disclose that the time
 Mark Zoldan
Marblegate Acquisition Corp.
September 1, 2022
Page 2
         necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Ameen Hamady at 202-551-3891 or in his absence, Mark Rakip at 202-
551-3573 if you have any questions.



FirstName LastNameMark Zoldan                                 Sincerely,
Comapany NameMarblegate Acquisition Corp.
                                                              Division of
Corporation Finance
September 1, 2022 Page 2                                      Office of Real
Estate & Construction
FirstName LastName